UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

MERSANA THERAPEUTICS, INC.

(Name of Subject Company (issuer))

EMERALD MERGER SUB, INC.

(Offeror)

a direct wholly owned subsidiary of

DAY ONE BIOPHARMACEUTICALS, INC.

(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

59045L 106

(CUSIP Number of Class of Securities)

Adam Dubow
General Counsel
Day One Biopharmaceuticals, Inc.
1800 Sierra Point Parkway, Suite 200
Brisbane, California 94005
Telephone: (650) 484-0899

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Robert A. Freedman
David Michaels
Julia Forbess
Fenwick & West LLP
401 Union Street, Floor 5

Seattle, WA 98101

Telephone: (206) 389-4510

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer subject to Rule 14d-1.

☐ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) to the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) amends and supplements the Tender Offer Statement originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 5, 2025 by Day One Biopharmaceuticals, Inc., a Delaware corporation (“Day One”), and Emerald Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Day One (the “Purchaser”). This Amendment No. 2 and the Schedule TO relate to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Mersana Therapeutics, Inc., a Delaware corporation (“Mersana”), which constitute all of the issued and outstanding shares of capital stock of Mersana, at a purchase price of (i) $25.00 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, plus (ii) one non-tradable contingent value right (each a “CVR”) per Share, representing the right to receive certain contingent payments of up to an aggregate amount of $30.25 per CVR in cash, without interest, less any applicable tax withholding, upon the achievement of certain specified milestones on or prior to the applicable milestone outside dates in accordance with the terms and conditions set forth in the Contingent Value Rights Agreement, to be entered into with Computershare Trust Company, N.A., a Delaware corporation, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated and filed with the SEC on December 5, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used, but not otherwise defined herein shall have the respective meanings ascribed to them in the Offer to Purchase. The information set forth in the Schedule TO remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to include the following:

“The Offer and withdrawal rights expired as scheduled at one minute past 11:59 p.m. Eastern time, on January 5, 2026 (the “Expiration Date”). The Depositary has advised Purchaser that, as of the Expiration Date, 3,029,135 Shares were validly tendered (and not validly withdrawn) pursuant to the Offer, representing approximately 60.57% of the total outstanding Shares as of the Expiration Date. The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfies the Minimum Condition.

All conditions to the Offer having been satisfied, on January 6, 2026, Day One irrevocably accepted for payment all Shares validly tendered (and not validly withdrawn) prior to the Expiration Date, and payment of the Offer Price for such Shares will be made promptly in accordance with the terms of the Offer and the Merger Agreement.

Promptly following the Expiration Date and Purchaser’s acceptance for payment of the Shares pursuant to the Offer, Day One and Purchaser consummated the Merger pursuant to the terms of the Merger Agreement and without any action by the stockholders of Mersana in accordance with Section 251(h) of the DGCL. At the Effective Time, Purchaser was merged with and into Mersana, with Mersana continuing as the Surviving Corporation, and each Share that was issued and outstanding immediately prior to the Effective Time (other than Shares owned by Day One, Purchaser or Mersana or by any of their respective subsidiaries (or held in Mersana’s treasury)) was cancelled and (other than any Dissenting Shares) was converted into the right to receive the Offer Price, without interest, subject to any applicable withholding of taxes. The Shares will no longer be listed on Nasdaq and will be deregistered under the Exchange Act.

On January 6, 2026, Day One issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. The full text of the press release is included as Exhibit (a)(5)(H) hereto and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Index No.	Description
(a)(5)(H)**	Press Release issued by Day One, dated January 6, 2026.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 6, 2026

EMERALD MERGER SUB, INC.

/s/ Charles N. York II
Name: Charles N. York II, M.B.A.
Title: Chief Executive Officer and President

DAY ONE BIOPHARMACEUTICALS, INC.

/s/ Jeremy Bender
Name: Jeremy Bender, Ph.D., M.B.A.
Title: Chief Executive Officer and President

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